
02020038

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[ x ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended September 30, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ______________ to __________________

Commission file number 1-1822

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LACLEDE GAS COMPANY
SALARY DEFERRAL SAVINGS PLAN

LACLEDE GAS COMPANY
720 OLIVE STREET
ST. LOUIS, MO 63101


MAR 05 2002

Financial Statements and Exhibit

(a) Financial Statements and Independent Auditors' Report



(b) Exhibit

Independent Auditors' Consent

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LACLEDE GAS COMPANY
SALARY DEFERRAL SAVINGS PLAN
(Registrant)

BY 
Ronald L. Krutzman,
Treasurer and Assistant
Secretary

Date: March 4, 2002

# Laclede Gas Company Salary Deferral Savings Plan

*Financial Statements as of and for the Years Ended September 30, 2001 and 2000, Supplemental Schedule as of and for the Year Ended September 30, 2001 and Independent Auditors' Report*

LACLEDE GAS COMPANY
SALARY DEFERRAL SAVINGS PLAN

TABLE OF CONTENTS | PAGE



Certain Supplemental Schedules required by the rules and regulations of the Department of Labor are omitted because of the absence of conditions under which they are required.

Deloitte & Touche LLP
One City Centre
St. Louis, Missouri 63101

Tel: (314) 342-4900
www.us.deloitte.com



## INDEPENDENT AUDITORS' REPORT

To the Laclede Gas Company
Salary Deferral Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Laclede Gas Company Salary Deferral Savings Plan as of September 30, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

January 11, 2002

Deloitte
Touche
Tohmatsu

LACLEDE GAS COMPANY
SALARY DEFERRAL SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
SEPTEMBER 30, 2001 AND 2000

| | 2001 | 2000 |
|---|---|---|
| INVESTMENTS | $ 37,034,950 | $ 43,370,247 |
| CONTRIBUTIONS RECEIVABLE: | | |
| Employee Contributions | 172,158 | 172,646 |
| Employer Contributions | 79,885 | 77,259 |
| Total Contributions Receivables | 252,043 | 249,905 |
| ACCRUED INCOME | 8,647 | 17,162 |
| NET ASSETS AVAILABLE FOR BENEFITS | $ 37,295,640 | $ 43,637,314 |

See notes to financial statements.

LACLEDE GAS COMPANY
SALARY DEFERRAL SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED SEPTEMBER 30, 2001 AND 2000

| | 2001 | 2000 |
|---|---|---|
| ADDITIONS: | | |
| CONTRIBUTIONS: | | |
| Employee | $ 2,130,763 | $ 2,046,107 |
| Employer | 956,086 | 832,193 |
| | 3,086,849 | 2,878,300 |
| INVESTMENT INCOME/(LOSS): | | |
| Interest and dividends | 881,355 | 938,343 |
| Net appreciation/(depreciation) in fair value of investments | (5,636,227) | 2,872,308 |
| | (4,754,872) | 3,810,651 |
| NET TRANSFERS FROM OTHER PLANS | 995,594 | 588,267 |
| TOTAL ADDITIONS | (672,429) | 7,277,218 |
| DEDUCTIONS: | | |
| DISTRIBUTIONS TO PARTICIPANTS | 5,669,245 | 4,307,583 |
| INCREASE/(DECREASE) IN NET ASSETS AVAILABLE FOR BENEFITS | (6,341,674) | 2,969,635 |
| NET ASSETS AVAILABLE FOR BENEFITS: | | |
| BEGINNING OF YEAR | 43,637,314 | 40,667,679 |
| END OF YEAR | $ 37,295,640 | $ 43,637,314 |

See notes to financial statements.

LACLEDE GAS COMPANY
SALARY DEFERRAL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED SEPTEMBER 30, 2001 AND 2000

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Basis of Accounting*** – The accompanying financial statements of the Laclede Gas Company Salary Deferral Savings Plan (the "Plan") have been prepared on the accrual basis.

***Investment Valuation*** – The Plan's investments in the various funds are stated at the market value of the underlying assets, which are determined by quoted market prices. Participant loans are stated at cost, which approximates fair market value. Purchases and sales of securities are recorded on a trade-date basis.

***Use of Estimates*** – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan sponsor to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of additions and deductions during the reporting period. Actual results could differ from those estimates.

The Plan invests in various securities including U.S. Government securities, corporate debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

***Administrative Expenses*** – The cost of the Plan administration is paid by Laclede Gas Company (the "Company"), the Plan sponsor.

## 2. INFORMATION REGARDING THE PLAN

The following description pertains to the Plan as in effect during the years ended September 30, 2001 and 2000 and is provided for informational purposes only. In case of conflict or discrepancy with the Plan text, the Plan text governs.

***General*** – The Plan is a defined contribution plan which covers employees of the Company who are not members of a collectively-bargained unit, provided they meet the prescribed eligibility requirements. The trustee of the Plan is American Express Trust Company. The Company is the Plan administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

***Eligibility*** – To be eligible to participate in the Plan, an employee must complete one year of service and attain the age of 21. Employees who are members of collective bargaining units are not eligible to participate in the Plan.

***Contributions*** – The Plan provides for voluntary employee contributions expressed as a percentage of compensation or in even dollar or half-dollar amounts, up to 15% of the participant's compensation, plus an additional $12.50 per month, subject to certain Internal Revenue Code ("IRC") limitations. Beginning August 1, 2000, employee contributions up to 4% of a participant's compensation are matched by the Company; prior to that date, employee contributions up to 3-1/2% of a participant's compensation were matched by the Company. Participants may change the amount of their contributions monthly.

***Vesting*** – Participant and Company matching contributions are immediately 100% vested.

***Investment Options*** – Contributions to the Plan are invested in one or more of nine investment funds at the option of the employee. A minimum of 1% of the employee's contribution must be directed into each fund selected.

Effective November 1, 2000, the nine available investment funds are:

- Laclede Gas Company Common Stock Fund
- Pyramid Russell 2000 Index Fund
- American Express Trust Equity Index Base Fund
- American Express Trust Bond Fund
- American Express Trust Money Market Fund I
- American Express Trust Short-Term Horizon Fund 25:75
- American Express Trust Medium-Term Horizon Fund 50:50
- American Express Trust Long-Term Horizon Fund 65:35
- American Express Trust Long-Term Horizon Fund 80:20

Prior to November 1, 2000, the five available investment funds were:

- Laclede Gas Company Common Stock Fund
- Pyramid Russell 2000 Index Fund
- American Express Trust Equity Index Base Fund
- American Express Trust Bond Fund
- American Express Trust Money Market Fund I

Effective October 1, 2001, stock certificates previously representing shares of Laclede Gas Company common stock were deemed to represent the same number of shares of The Laclede Group common stock. This is a result of The Laclede Group, Inc. becoming the parent of Laclede Gas Company on that date. The number of shares of common stock held by American Express did not change because each share of Laclede Gas Company is now deemed to represent one share of The Laclede Group, Inc.

***Participant Accounts*** – In addition to the employee and Company matching contributions, each participant's account is credited with an allocation of Plan earnings, based on participant account balances, as defined in the Plan document.

***Loans to Participants*** – Participants may borrow against their individual account balances a minimum of $500 up to 50% of their account balance, as long as the loan amount does not exceed $50,000, less the highest outstanding loan balance over the past 12 months (if any). Loans are taken from investment accounts in the same proportion as the investment funds bear to each other. The maximum repayment period is 5 years, except for primary residence loans, which have a maximum repayment period of 10 years. Loans are secured by the balance in the participant's account and bear interest at a rate comparable to the rate charged by commercial lenders for similar loans. Principal and interest are repaid in level payments through payroll deductions. Interest rates on participant loans ranged from 7% to 12% at September 30, 2001.

***Payment of Benefits*** – Distributions are generally made to participants upon separation from service due to retirement, termination of employment, death, or total and permanent disability. Participants aged 59-1/2 years or older may elect a distribution of their entire account. Distributions ordinarily are made in single lump-sum cash payments; however, participants in the Laclede Gas Company Common Stock Fund may elect to receive their distribution in the form of shares, with the value of fractional shares distributed in cash. Active employees who suffer a financial hardship and cannot obtain funds from other resources, including a loan from the Plan, may apply for a hardship withdrawal. Hardship withdrawals are subject to approval by the Plan administrator and are limited to the participant's elective deferrals, plus related earnings as of December 31, 1988, less amounts of previous hardship distributions.

***Benefits Payable*** – Benefits are recorded when paid. As of September 30, 2001 and 2000, distributions payable to Plan participants amounted to $0 and $121,039, respectively.

## 3. INVESTMENTS

The following table presents the fair values of investments that represent 5% or more of the Plan's net assets:

| | 2001 | 2000 |
|---|---|---|
| Laclede Gas Company Common Stock Fund (1,011,774.621 and 1,028,941.478 units, respectively) | $10,262,430 | $ 9,463,175 |
| American Express Trust Equity Index Base Fund (545,483.925 and 584,448.033 units, respectively) | 17,073,101 | 24,867,095 |
| Pyramid Russell 2000 Index Fund (4,654.490 and 3,632.616 units, respectively) | 2,065,835 | 2,036,975 |
| American Express Trust Bond Fund (41,080.704 and 36,550.531 units, respectively) | 2,757,378 | 2,188,975 |
| American Express Trust Money Market Fund I (3,285,297.780 and 3,283,208.240 units, respectively) | 3,285,298 | 3,283,208 |

During 2001 and 2000, the Plan's investments (including gains and losses on investments bought, sold, as well as held during the year) appreciated (depreciated) by $(5,636,227) and $2,872,308 respectively, as follows:

| | 2001 | 2000 |
|---|---|---|
| Laclede Gas Company Common Stock Fund | $ 979,204 | $ (496,883) |
| American Express Trust Equity Index Base Fund | (6,353,607) | 2,936,970 |
| American Express Trust Bond Fund | 277,098 | 144,674 |
| Pyramid Russell 2000 Index Fund | (508,311) | 287,547 |
| American Express Trust Short-Term Horizon Fund 25:75 | (1,440) | - |
| American Express Trust Medium-Term Horizon Fund 50:50 | (7,821) | - |
| American Express Trust Long-Term Horizon Fund 65:35 | (2,863) | - |
| American Express Trust Long-Term Horizon Fund 80:20 | (18,487) | - |

## 4. TAX STATUS

The Plan obtained its latest determination letter dated January 22, 1997, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. The Plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the IRC and that, as of September 30, 2001, the Plan continues to qualify under Section 401(a) of the IRC. As such, the Plan will not be subject to tax under income tax laws, and contributions and earnings will not be taxable to participants until such amounts are withdrawn or received in a distribution. Therefore, no provision for income taxes has been included in the Plan's financial statements.

## 5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

## 6. RELATED PARTIES

Certain Plan investments are units of funds managed by American Express Trust Company. American Express Trust Company is the trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest.

LACLEDE GAS COMPANY
SALARY DEFERRAL SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
(FORM 5500, SCHEDULE H, PART IV, ITEM 4i)
September 30, 2001

| (a) | (b) Identity of issue, borrower, lessor or similar party | (c) Description of investment including maturity date, rate of interest, collateral, par or maturity value | (d) Cost | (e) Current Value |
|---|---|---|---|---|
| * | Laclede Gas Company Common Stock Fund | Company stock fund (1,011,774.621 units) | | $ 10,262,430 |
| * | American Express Trust Equity Index Base Fund | Common/collective trust (545,483.925 units) | | 17,073,101 |
| | Pyramid Russell 2000 Index Fund | Common/collective trust (4,654.490 units) | | 2,065,835 |
| * | American Express Trust Bond Fund | Common/collective trust (41,080.704 units) | | 2,757,378 |
| * | American Express Trust Money Market Fund I | Common/collective trust (3,285,297.780 units) | | 3,285,298 |
| * | American Express Trust Short - Term Horizon Fund 25:75 | Common/collective trust (2,830.217 units) | | 49,251 |
| * | American Express Trust Medium - Term Horizon Fund 50:50 | Common/collective trust (2,241.309 units) | | 44,833 |
| * | American Express Trust Long - Term Horizon Fund 65:35 | Common/collective trust (1,896.421 units) | | 18,953 |
| * | American Express Trust Long - Term Horizon Fund 80:20 | Common/collective trust (4,072.022 units) | | 81,994 |
| * | Loans to Participants | Loans to participants (1,395,877.270 units) Interest rate 7.00% - 12.00% | | 1,395,877 |

* Party-in-interest.

Deloitte & Touche LLP
One City Centre
St. Louis, Missouri 63101

Tel: (314) 342-4900
www.us.deloitte.com


Deloitte
& Touche

Exhibit to Form 11-K (Salary Deferral Savings Plan)

## INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 33-38413 on Form S-8 of our report dated January 12, 2001, appearing in this Annual Report on Form 11-K of Laclede Gas Company Salary Deferral Savings Plan for the year ended September 30, 2001.

Deloitte & Touche LLP

March 1, 2002